Unilever PLC	Unilever N.V.
Unilever House	PO Box 760
100 Victoria Embankment	3000 DK Rotterdam
London EC4Y 0DY	The Netherlands
Weena 455
3013 AL Rotterdam
T: +44 (0)20 7822 5252
F: +44 (0)20 7822 5951/5898	T: +31 (0)10 217 4000
www.unilever.com	F: +31 (0)10 217 4798
www.unilever.com

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

10 May 2017

Dear Mr. O’Brien,

Re:                          Unilever N.V. (File No. 1-4547) and Unilever PLC (File No. 1-4546) (Unilever N.V. and Unilever PLC, together, “Unilever”)

I refer to your letter dated 26 April 2017, which set out comments of the Staff of the Division of Corporation Finance (the “Staff”) to the Unilever N.V. and Unilever PLC Forms 20-F filed on 28 February 2017 and Forms 6-K filed on 26 January 2017. The text of the Staff’s comment is set out below, followed by our response.

Form 20-F for the Year Ended 31 December 2016

1.                                               We note that you have recorded provisions as well as disclose additional contingent liabilities related to disputed indirect taxes, which appear to be primarily related to Brazil. Please provide additional clarifying disclosures to better show the link between the recorded provisions and contingent liability matters disclosed pursuant to IAS 37.88. For example, it is not clear if the provisions recorded relate to the same contingent liability matters disclosed on page 126 or if they are in addition to these matters.

Response to Comment 1:

In common with many other businesses operating in Brazil, the Unilever Group has a significant number of open legal proceedings related to indirect taxes with a wide range of expected outcomes / probabilities of outflow of economic resources.

As disclosed in our accounting policies on pages 124 and 125, provisions are recognised where the outflow of economic benefit is probable and contingent liabilities are reported where Unilever may, but probably will not, make a transfer of economic benefit. Hence each case will either result in a provision or a contingent liability. An individual case cannot be treated as both a provision and as a contingent liability.

Within provisions the cases primarily relate to disputes about what types of tax credits can be applied for the PIS and COFINS indirect taxes in Brazil.

Whilst in contingent liabilities the cases primarily relate to:

1. the impact of a corporate restructuring on how much indirect taxes are due; and

2. whether the ICMS tax can be excluded from the taxable base for calculating PIS and COFINS indirect taxes.

The cases are entirely separate and are of a different nature.

Subject to changes in the facts and circumstances in relation to disputed Brazil indirect taxes, we propose to clarify disclosures in future Forms 20-F by including explanations such as indicated below:

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01

Within the provisions note: “The provision for indirect taxes relating to disputes with the Brazilian authorities are separate from the matters listed as contingent liabilities in note 20, Unilever does not have provisions and contingent liabilities for the same matters.”

Within the contingent liabilities note: “The contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities are separate from the provisions listed in note 19, Unilever does not have provisions and contingent liabilities for the same matters.”

2.                                               Please clarify in your disclosures your best estimate of the expected financial effect for each class of contingent liabilities pursuant to IAS 37.86. We note that your current disclosures specifically related to the two Brazil tax contingent liability matters appear to only include amounts related to actual tax assessed whereas the best estimate amounts disclosed related to all of your contingent liabilities appear to include both the amounts of tax assessed as well as the estimated amounts related to unassessed years. In this regard, it is not clear how much of your total best estimate is related to these tax matters.

Response to Comment 2:

As noted in our response to question 1, contingent liabilities are reported for matters where Unilever does not expect any outflow of economic benefit. The most likely outcome for any individual matter is therefore €nil.

As at 31 December 2016 the total amount was €2,360 million, which represents two classes of contingent liabilities: disputed Brazilian indirect taxes (€2,094 million) and other (€266 million). We will ensure this is clearly reported in our 2017 and future Forms 20-F disclosures.

Within the disputed Brazilian indirect taxes class of contingent liabilities we provide further descriptions of the two largest types of cases, which represent €1,569 million. You are correct that the amounts reported within these descriptions only include amounts of tax assessed whereas the contingent liability risk adjusted best estimate amounts include additional unassessed years. We understand that where we have explained the tax assessment this distinction could be clearer.

Subject to changes in the facts and circumstances in relation to disputed Brazilian indirect taxes, we propose to improve disclosure in future Forms 20-F by including the best estimate amount for the two classes of contingent liabilities such as indicated below:

“The disputed Brazilian indirect taxes class of contingent liabilities represents €2,094 million (2015: €1,060 million) and other contingent liabilities represent €266 million (2015: €250 million).”

Form 6-K filed 26 January 2017

3.                                               We note that page 3 of the Form F-3ASR filed on September 30, 2014 indicates that the registration statement incorporates by reference any future filings made under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as well as any Forms 6-K furnished until the offering is completed. In this regard, it would appear that the guidance of Item 10(e) of Regulation S-K would apply to your presentation of non-GAAP measures in your Form 6-K. We note the headlines to your earnings release appear to give more prominence to non-GAAP measures. Please revise your disclosures as appropriate pursuant to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment 3:

The Form F-3ASR filed on 30 September 2014 states that it will incorporate by reference “any Form 6-K we furnish to the SEC which so provides”. The Form 6-K filed on 26 January 2017 does not provide that it is incorporated into the Form F-3ASR. A prospectus supplement to be filed in relation to a bond offering will, when filed, indicate which Form 6-Ks are intended to be incorporated by reference. Accordingly, we do not believe all subsequent Forms 6-K furnished are automatically incorporated by reference into our Form F-3ASR, including the particular Form 6-K furnished on 26 January 2017 which contained our operating and financial results. We would be happy to discuss further your view on this.

In relation to the prominence of non-GAAP measures in our results announcements, Unilever seeks to provide equal or greater prominence of the IFRS measures and clear reconciliations of all non-GAAP measures to the nearest IFRS measure. If we take our documents as a whole we believe that there is equal or greater prominence of GAAP measures.

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01

In our Summary Highlights section we provide the key measures that best reflect the quality of our performance in the period reported upon, including performance against any targets which are often based on non-GAAP measures. Accordingly the prominence of GAAP versus non-GAAP measures can vary within our highlights depending on performance.

For the year ended 31 December 2016 there were a number of items within our IFRS measures that we believe made the IFRS measures less comparable to those generally used by our global investors and analysts, including foreign exchange rate movements, and one-off items such as profits and losses on disposals. Whilst we believe that the Form 6-K considered in totality provided equal or greater prominence of IFRS measures over non-GAAP measures, we are aware that due to the performance of the business in the period the highlights section included more non-GAAP measures. We understand that this is contrary to the SEC requirement and that in order to comply we need to show equal or greater prominence of GAAP measures.

Including the comparable GAAP measure for all non-GAAP highlights for this period would have resulted in the following Summary Highlights:

•             Underlying sales growth 3.7%, ahead of our markets, with price up 2.8% and volume up 0.9%

•             Sales increased by 4.3% at constant exchange rates while turnover, which is at current rates, declined 1.0%

•             Emerging markets underlying sales growth 6.5% with price up 5.4% and volume up 1.1%

•             Emerging markets turnover declined 1.8%*

•             Core operating margin at 15.3% up 50bps

•             Operating margin at 14.8% up 70bps*

•             Free cash flow of €4.8 billion, in line with the strong delivery of 2015

•             Cash flow from operating activities of €9.3 billion, €0.1 billion lower than 2015*

•             Constant core earnings per share up 7%, up 3% at current exchange rates

•             Diluted earnings per share up 6%*

* additional disclosures to include comparable GAAP measures

Given the resultant length of this disclosure we would have then had to be more selective on what we considered to be the Summary Highlights. We do recognise that in future relevant filings we will need to find a better way to communicate the key elements of our performance whilst ensuring equal or greater prominence of GAAP measures as outlined in the above example.

Thank you for your assistance thus far. Your prompt review of our response would be greatly appreciated. We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact Matthew Cannon at +44 207 822 5059 or matthew.cannon@unilever.com.

Yours sincerely,

/s/ Graeme Pitkethly

Graeme Pitkethly

Chief Financial Officer
Unilever PLC & Unilever N.V.

cc:	David Schwartz, Associate General Counsel — Corporation and Transactions, Unilever United States, Inc.
Paul Korolkiewicz, KPMG LLP
Eric Van Leeuwen, KPMG Accountants N.V.
Thomas B. Shropshire, Jr, Linklaters LLP

Unilever PLC	Unilever N.V.
Registered in England and Wales, number 41424	Registered office Rotterdam
Registered Office: Port Sunlight, Wirral	Commercial Register no 24051830
Merseyside CH62 4ZD	Vat no NL001868214B01